VIA EDGAR CORRESPONDENCE ONLY

March 26, 2012

Ms. Melissa Kindelan

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 8-K filed March 22, 2012

File no. 0-27225

Dear Ms. Kindelan:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Division of Corporate Finance dated March 23, 2012 (the “Comment Letter”) regarding the above referenced filings of DigitalTown, Inc (the “Company”).

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  Your 8-K currently only covers your accountant’s report as of and for the year ended February 28, 2011.  Please revise your Form 8-K to cover each of the reports for the past two years.

Response:

The Company will file an amended 8-K which is in compliance with Item 304(a)(1)(ii) of Regulation S-K.

Ms. Melissa Kindelan

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

2.

Further, you disclose that there have been no disagreements with your former accountant and no reportable events for the fiscal year ended February 28, 2011 and through the date of the Form 8-K.  Please amend to state, if true, that there has been no disagreements with your former accountant or reportable events during the two most recent fiscal years through the date of dismissal.  See Item 304(a)(iv) of Regulation S-K.

Response:

The Company will file an amended 8-K which is in compliance with Item 304(a)(iv) of Regulation S-K.

3.

Lastly, you disclose that there were no consultations with your new accountant during the year ended February 28, 2011 and through March 22, 2012.  Please revise your disclosure to cover the two most recent fiscal years through the date of dismissal.  See Item 304(a)(2) of Regulation S-K.

Response:

The Company will file an amended 8-K which is in compliance with Item 304(a)(2) of Regulation S-K.

4.

Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

The Company will obtain an updated Exhibit 16 letter from its former accountant and file it with the amended 8-K.

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Melissa Kindelan

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/ Robert Castle

Robert Castle

CEO and President

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP